082-03470

RECEIVED
2010 MAY -5 A 7:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE


10015648


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

The Secretary
National Stock Exchange
of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Limited
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Disclosure of shareholding in terms of Regulation 8(3) of the SEBI (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

Name of the Target Company (Reporting Company):	**ITC Limited**
Date of reporting :	**31st March, 2010**
Name of Stock Exchanges where shares of reporting company are listed: **NATIONAL STOCK EXCHANGE, BOMBAY STOCK EXCHANGE AND CALCUTTA STOCK EXCHANGE**	

dlw 5/5


ITC Limited

(I) Information about persons holding more than 15% shares or voting rights						
Names of persons holding more than 15% shares or voting rights	Details of Shareholding / Voting rights (in Number and %) of persons mentioned at (I) as informed under regulation 8(1) to target company					
Names	As on March 31, 2010 (Current year)	As on March 31, 2009 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes, if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
Tobacco Manufacturers (India) Ltd. (TMI)	99,27,82,440 (26.00%)	99,27,82,440 (26.30%)	- (-0.30%) *	_	_	_
TOTAL (I)	99,27,82,440 (26.00%)	**99,27,82,440 (26.30%)**	**- (-0.30%)** *	_	_	_

(II) Information about promoter(s) or every person having control over a company and also persons acting in concert with him NOT APPLICABLE						
Name of promoter(s) / person(s) having control / persons acting in concert	Shareholding / Voting rights (in Number and %) of persons mentioned at (II) as informed to target company under regulation 8(2)					
Names	NOT APPLICABLE					
	As on March 31, 2010 (Current year)	As on March 31, 2009 (Previous year)	Changes if any between (A) & (B)	As on record date for dividend (Current year)	As on record date for dividend (Previous year)	Changes if any between (D) & (E)
	(A)	(B)	(C)	(D)	(E)	(F)
TOTAL (II)	**NIL**	**NIL**	**NIL**	_	_	_

GRAND TOTAL (I+II)	99,27,82,440 (26.00%)	**99,27,82,440 (26.30%)**	**- (-0.30%)** *	_	_	_

* The change in shareholding of TMI in the Company, in % terms, from 26.30% to 26.00%, was consequent upon issue and allotment of shares from time to time under the Company's Employee Stock Option Schemes.

Yours faithfully,
ITC Limited

(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Place : Kolkata
Date : 26th April, 2010


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg